EXHIBIT 99.39


NEWS RELEASE  (Q1-03-5)                                           April 14, 2003
                                                                    Page 1 of 1







YAMANA RESOURCES INC.     Yamana Repurchases First Preference Shares and Alters
                          Terms of Associated Warrants
                          ------------------------------------------------------

3151 E. 29th Ave.         Yamana Resources Inc. (the "Company") announces that
Spokane, WA 99223 U.S.A.  it has received regulatory approval for the repurchase
Tel: (509) 838-6615       (the "Repurchase") of all outstanding First Preference
Fax: (509)838-0714        Shares, Series 1 of the Company (the "Preference
                          Shares"). The repurchase received regulatory approval on Tuesday, April 14, 2003, and the repurchase has closed.

                    The Preference Shares were originally issued in February 2001. Each Preference Share was issued together with one warrant (a "Warrant") entitling the holder thereof to purchase one Common Share at a price of US$0.15 expiring on February 9, 2004.

                    In connection with the Repurchase, the directors of the Company have approved an extension to the term of the Warrants to December 31, 2004 and a reduction in the exercise price to US$0.125 per share. All other terms and conditions of the Warrants will remain the same. Each holder of the Warrants is at arms' length to the Company.


For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the








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estimates and opinions of management on the date the statements are made, and
Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.